UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Paul McCrory
Company Secretary
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 (0) 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

BATUS Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by Brown & Williamson Holdings, Inc. (“B&W”). B&W is a wholly owned subsidiary of BATUS Holdings Inc. (“BATUS”).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by B&W. B&W is a wholly owned subsidiary of BATUS, which is a wholly owned subsidiary of Louisville Securities Limited (“Louisville”).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
601,368,171*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
601,368,171*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
601,368,171*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 601,368,171 shares of common stock of Reynolds American Inc. held by B&W. B&W is a wholly owned subsidiary of BATUS, which is a wholly owned subsidiary of Louisville, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

This statement constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission on June 19, 2015, amended by Amendment No. 1 filed on July 26, 2016, Amendment No. 2 filed on September 15, 2016, Amendment No. 3 filed on October 21, 2016, Amendment No. 4 filed on January 17, 2017 and Amendment No. 5 filed on June 8, 2017, relating to the shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of Reynolds American Inc., a North Carolina corporation (the “Issuer”), beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), BATUS Holdings Inc. (“BATUS”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”). This Amendment No. 6 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 6 have the meanings assigned to them in the Amended Schedule 13D, except that the term “BAT Entities” shall be deemed to include each of the entities identified on Schedule A attached hereto.

ITEM 2. IDENTITY AND BACKGROUND

Paragraphs (a), (b) and (c) of Item 2 of the Amended Schedule 13D are hereby deleted in their entirety and replaced with the following:

This statement is being filed jointly by B&W, BATUS, Louisville and BAT (together, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as amended by that certain Joinder Agreement, as further described in Item 6.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other BAT Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The principal business of the BAT Entities is the manufacture, sale and marketing of cigarettes, roll your own and make your own tobacco, cigars, snus and a range of innovative new tobacco and nicotine based products such as e-cigarettes, medicinal nicotine products and tobacco heating products.

The name, citizenship, business address, present principal occupation or employment, and the name, business address and principal business of any corporation or other organization in which such employment is conducted, of each director and executive officer of the BAT Entities (collectively referred to herein as the “BAT Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

Paragraph (d) of Item 2 of the Amended Schedule 13D is hereby deleted in its entirety and replaced with the following:

During the last five years, neither any of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the directors of BAT, members of the management board of the BAT Group, or directors and executive officers of B&W, BATUS and Louisville, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except for Ricardo Oberlander, who, together with British American Tobacco France (“BAT France”), was found by the Court of First Instance of the Judicial District of Nanterre, France to have violated French criminal law relating to the illegal advertising of tobacco or tobacco products in his capacity as President of BAT France on October 5, 2012. Mr. Oberlander was found guilty on the basis that, as the President of BAT France, he was primarily involved in the campaign at issue. Mr. Oberlander was ordered to pay a sum of 5,000 euro in relation to such criminal charges and was also ordered to pay, jointly with BAT France, 20,000 euro in damages and interest and 2,000 euro in relation to the corresponding civil action brought by the association The Rights of Non-Smokers (Les Droits des Non-Fumeurs). On September 12, 2013, the criminal chamber of the Court of Appeal of Versailles confirmed the criminal conviction decided in first instance against Mr. Oberlander.

Paragraph (e) of Item 2 of the Amended Schedule 13D is hereby deleted in its entirety and replaced with the following:

During the last five years, neither any of the BAT Entities nor, to the knowledge of the Reporting Persons, any of the directors of BAT, members of the management board of the BAT Group, or directors and executive officers of B&W, BATUS and Louisville, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Stock Purchase Agreement and the Contribution Agreement set forth in Item 4 below is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

On July 19, 2017, Louisville transferred the Louisville owned shares to BATUS at a price per share equal to approximately 0.0018 duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $1,000 per share, of BATUS pursuant to a Stock Purchase Agreement, dated July 19, 2017, between Louisville and BATUS (the “Stock Purchase Agreement”). Following the transfer of the Louisville owned shares from Louisville to BATUS, BATUS contributed the Louisville owned shares to B&W, pursuant to a Contribution Agreement, dated July 19, 2017, between BATUS and B&W (the “Contribution Agreement”). As a result of these two transactions (collectively, the “Transfers”), B&W holds 42.2% of the outstanding shares of Common Stock.

A copy of the Stock Purchase Agreement is filed herewith as Exhibit 99.15 and incorporated herein by reference. A copy of the Contribution Agreement is filed herewith as Exhibits 99.16 and incorporated herein by reference. The foregoing descriptions of the Stock Purchase Agreement and the Contribution Agreement are qualified in their entirety by reference to the Stock Purchase Agreement and the Contribution Agreement, respectively, filed herewith.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Amended Schedule 13D are hereby deleted in their entirety and replaced with the following:

(a)
See items 7 through 13 on the cover pages to the Amended Schedule 13D. B&W is the holder of record of the Shares. B&W is a wholly owned subsidiary of BATUS, which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of BAT. Each of BATUS, Louisville, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT may be considered to be a beneficial owner of the Shares by virtue of its direct and indirect ownership of all of the equity and voting power of B&W. The Shares comprise approximately 42.2% of the outstanding shares of Common Stock (based on 1,426,125,631 shares of Common Stock outstanding as of July 14, 2017).

(b)
See items 7 through 13 on the cover pages to the Amended Schedule 13D. B&W has power both to dispose of and exercise the voting rights attributable to the Shares. Because B&W is a wholly owned subsidiary of BATUS, Louisville, British-American Tobacco (Holdings) Limited, B.A.T. Industries p.l.c., Weston (2009) Limited, British American Tobacco (2009) Limited, British American Tobacco (2012) Limited, British American Tobacco (1998) Limited and BAT, these BAT Entities may be deemed to control B&W and therefore share voting power and investment power with respect to the Shares. See Item 2 of the Amended Schedule 13D for information on the BAT Entities.

(c)
The description of the Transfers set forth in Item 4 above is incorporated herein by reference. Except for the Transfers, none of the Reporting Persons has effected any transaction in shares of the Common Stock during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Stock Purchase Agreement and the Contribution Agreement set forth in Item 4 above and amended to add the following at the end thereof:

On July 19, 2017, each of the Reporting Persons entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing Agreement, originally dated as of June 19, 2015 (the “Joint Filing Agreement”), pursuant to which BATUS agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on the Amended Schedule 13D, and any amendments thereto, with respect to the Common Stock. A copy of the Joint Filing Agreement was filed as Exhibit 99.1 to the Original Schedule 13D and is incorporated herein by reference. A copy of the Joinder Agreement is filed herewith as Exhibit 99.17 and incorporated herein by reference. The foregoing description of the Joinder Agreement is qualified in its entirety by reference to the Joinder Agreement, filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.15	Stock Purchase Agreement, dated July 19, 2017, by and between Louisville Securities Limited and BATUS Holdings Inc.

Exhibit 99.16	Contribution Agreement, dated July 19, 2017, by and between BATUS Holdings Inc. and Brown & Williamson Holdings, Inc.

Exhibit 99.17	Joinder Agreement, dated July 19, 2017, by and among Brown & Williamson Holdings, Inc., Louisville Securities Limited, British American Tobacco p.l.c. and BATUS Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 19, 2017

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

BATUS Holdings Inc.

By:	/s/ L. Brent Cotton
Name: L. Brent Cotton
Title: President

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name: Paul McCrory
Title: Company Secretary

SCHEDULE A

BAT ENTITIES

BAT Entity	Name, state or other place of organization	Address of the principal office
British American Tobacco p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British American Tobacco (1998) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British American Tobacco (2012) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British American Tobacco (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
Weston (2009) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
B.A.T. Industries p.l.c.	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
British-American Tobacco (Holdings) Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
Louisville Securities Limited	England and Wales	Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom
BATUS Holdings Inc.	Delaware	103 Foulk Road, Suite 201-3, Wilmington, DE 19803
Brown & Williamson Holdings, Inc.	Delaware	103 Foulk Road, Suite 117, Wilmington, DE 19803

SCHEDULE B

BAT DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the BAT Directors and Officers are set forth below. Unless otherwise indicated in the tables below (i) each occupation set forth opposite an individual’s name refers to a position with a BAT Entity and (ii) the business address of such individual is Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom.

British American Tobacco p.l.c.
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Nicandro Durante	Brazil and Italy	Chief Executive of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Richard G. W. Burrows	Republic of Ireland	Chairman and Non-Executive Director of BAT.
Sue Farr 62 Buckingham Gate, London, SW1E 6AJ, United Kingdom	United Kingdom	Special Advisor at Chime Communications Limited, whose business address is 62 Buckingham Gate, London, SW1E 6AJ, United Kingdom, and whose principal business is sport and entertainment communications.
Ann F. Godbehere	United Kingdom and Canada
Non-Executive Director of BAT.

Non-Executive Director of Rio Tinto plc, whose business address is 120 Collins Street, Melbourne, Australia 3000, and whose principal business is metals and mining, and Rio Tinto Limited, whose business address is St. James’s Square, London, SW1Y 4AD, United Kingdom, and whose principal business is metals and mining.

Non-Executive Director of UBS Group AG, whose business address is Bahnhofstrasse 45, CH-8001, Zurich, Switzerland, and whose principal business is banking, and UBS AG, whose business address is Bahnhofstrasse 45, CH-8001, Zurich, Switzerland and Aeschenvorstadt 1, CH-4051, Basel, Switzerland, and whose principal business is banking.

Savio Kwan Hong Kong, 66Fl, HighCliff, 41D Stubbs Road, Hong Kong	United Kingdom
Co-Founder and Chief Executive Officer of A&K Consulting Co Ltd, whose business address is 19th Floor, 3, Lockhart Road, Wan Chai, Hong Kong, and whose principal business is the provision of consultancy services to entrepreneurs and their start-up businesses in China.

Dr. Pedro S. Malan Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara—CEP 04344 902, São Paulo, Brazil	Brazil
Chairman of the International Advisory Board of Itaú Unibanco Holding S.A., whose business address is Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara—CEP 04344-902, São Paulo, Brazil, and whose principal business is banking.

E. Dimitri G. Panayotopoulos Exchange Place, 31st Floor, Boston, MA, 01209, United States	United Kingdom	Senior advisor at Boston Consulting Group whose business address is Exchange Place, 31st Floor, Boston, MA, 01209, United States, and whose principal business is consulting.
Kieran C. Poynter	United Kingdom
Non-executive Director of BAT.

Non-Executive Director of International Consolidated Airlines Group S.A., whose business address is CL Camino De La Muñoza, S/N, 28042, Madrid, Spain, and whose principal business is airlines.

Chairman of the Board of F&C Asset Management plc, whose business address is 80 George Street, Edinburgh, Scotland, EH2 3BU, and whose principal business is asset management.

Dr. Marion Helmes	Germany
Non-executive Director of BAT.

Supervisory Board member of Uniper SE, whose business address is E.ON-Platz 1, 40479 Düsseldorf, Germany, and whose principal business is energy.

Supervisory Board member of Bilfinger SE, whose business address is Carl-Reiss-Platz 1-5, Mannheim, 68165, Germany, and whose principal business is engineering.

Vice Chairwoman of the Supervisory Board of ProSieben Sat.1 Media SE, whose business address is Medienallee 7, 85774, Unterföhring, Germany, and whose principal business is media.

Non-Executive Director of NXP Semiconductors N.V., whose business address is High Tech Campus 60, P.O. Box 80073, 5600 KA Eindhoven, Netherlands, and whose principal business is electronics.

Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific, of BAT.
Giovanni Giordano	U.S.A. and Italy	Human Resources Director of BAT.
Andrew M. Gray	United Kingdom and Brazil	Marketing Director of BAT.
Dr. David O’Reilly	United Kingdom	Group Scientific Director of BAT.
Naresh K. Sethi	Australia	Regional Director, Western Europe, of BAT.
Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products, of BAT.
Jerome Bruce Abelman	U.S.A	Legal and External Affairs Director of BAT.
Alan Davy	United Kingdom	Group Operations Director of BAT.
Tadeu L. Marroco	United Kingdom	Business Development Director of BAT.
Ricardo C. Oberlander	Brazil	Regional Director, Americas, of BAT.
Johan M. Vandermeulen	Belgium	Regional Director, EEMEA, of BAT.

British American Tobacco (1998) Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Alan Davy	United Kingdom	Group Operations Director of BAT.
Giovanni Giordano	U.S.A. and Italy	Human Resources Director of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products, of BAT.
Jerome Bruce Abelman	U.S.A	Legal and External Affairs Director of BAT.

British American Tobacco (2012) Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director of BAT.
Robert J. Casey	U.S.A.	Assistant General Counsel of BAT.
Nicandro Durante	Brazil and Italy	Chief Executive of BAT.
Robert Fergus Heaton	United Kingdom	Head of Corporate Tax – UK, of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.

British American Tobacco (2009) Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel of BAT.
Robert Fergus Heaton	United Kingdom	Head of Corporate Tax – UK, of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director of BAT.

Weston (2009) Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific, of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Nicandro Durante	Brazil and Italy	Chief Executive of BAT.
Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director of BAT.

B.A.T. Industries p.l.c.
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel of BAT.
Steven Glyn Dale	United Kingdom	Head of Corporate Tax of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Richard R. Bakker	Netherlands	Group Financial Controller of BAT.

British-American Tobacco (Holdings) Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Jerome Bruce Abelman	U.S.A.	Legal and External Affairs Director of BAT.
Andrew M. Gray	United Kingdom and Brazil	Marketing Director of BAT.
Jack Bowles 16th Floor, Two IFC, 8 Finance Street, Central, Hong Kong	France	Regional Director, Asia Pacific, of BAT.
Alan Davy	United Kingdom	Group Operations Director of BAT.
Giovanni Giordano	U.S.A. and Italy	Human Resources Director of BAT.
J. Benedict Stevens	United Kingdom	Finance Director of BAT.
Tadeu L. Marroco	United Kingdom	Business Development Director of BAT.
Nicandro Durante	Brazil and Italy	Chief Executive of BAT.
Ricardo C. Oberlander	Brazil	Regional Director, Americas, of BAT.
Dr. David O’Reilly	United Kingdom	Group Scientific Director of BAT.
Naresh K. Sethi	Australia	Regional Director, Western Europe, of BAT.
Johan M. Vandermeulen	Belgium	Regional Director, EEMEA, of BAT.
Kingsley Wheaton	United Kingdom	Managing Director, Next Generation Products, of BAT.

Louisville Securities Limited
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Robert J. Casey	U.S.A.	Assistant General Counsel of BAT.
Steven Glyn Dale	United Kingdom	Head of Corporate Tax of BAT.

BATUS Holdings Inc.
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
L. Brent Cotton 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
President of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

Michael J. Walter 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
Consultant of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business consulting services.

Lisa M. Oakes 103 Foulk Road, Suite 101, Wilmington, DE 19803	U.S.A.
Vice President of CSC Entity Services, whose business address is 103 Foulk Road, Suite 101, Wilmington, DE 19803, and whose principal business is the provision of corporate and administrative services.

Brown & Williamson Holdings, Inc.
Name (and business address where not Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom)	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a BAT Entity)
Timothy J. Hazlett 627 Eagle Watch Lane, Osprey, FL 34229	U.S.A.
Managing Member of T. J. Hazlett, LLC, whose business address is 627 Eagle Watch Lane, Osprey, FL 34229, and whose principal business is the provision of consulting services.

Managing Member of Hazlett Corporate Counsel, PLLC, whose business address is 401 South 4th Street, Suite 1010, Louisville, KY 40202, and whose principal business is the provision of legal services.

Robert J. Casey	U.S.A.	Assistant General Counsel of BAT.
Andrew T. Panaccione 1600 Union Meeting Road, Blue Bell, PA 19422	U.S.A.	Chief Financial Officer of W Bar E Inc., whose business address is 1600 Union Meeting Road, Blue Bell, PA 19422, and whose principal business is diversified industrials and realty investments.
L. Brent Cotton 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202	U.S.A.
President of Louisville Corporate Services, Inc., whose business address is 401 South 4th Street, Suite 1010, Louisville, Kentucky 40202, and whose principal business is the provision of business financial services.

EXHIBIT INDEX

Exhibit Number	Description

99.15	Stock Purchase Agreement, dated July 19, 2017, by and between Louisville Securities Limited and BATUS Holdings Inc.
99.16	Contribution Agreement, dated July 19, 2017, by and between BATUS Holdings Inc. and Brown & Williamson Holdings, Inc.
99.17	Joinder Agreement, dated July 19, 2017, by and among Brown & Williamson Holdings, Inc., Louisville Securities Limited, British American Tobacco p.l.c. and BATUS Holdings Inc.